[LETTERHEAD OF CENTRAL VIRGINIA BANKSHARES, INC.]

March 9, 2007

BY EDGAR TRANSMISSION

Don Walker

For Use of the

Senior Assistant Chief Accountant

Commission Only

Division of Corporation Finance

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C.  20549-1004

Re:

Central Virginia Bankshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Forms 10-Q for Fiscal Quarters Ended March 3, 2006,

June 30, 2006, and September 30, 2006

File Number:  000-24002

Dear Mr. Walker:

Central Virginia Bankshares, Inc. (the “Company”) has received your letter dated February 23, 2007 containing additional comments as a result of the Company’s response dated February 9, 2007 to your original comment letter dated December 28, 2006 regarding the Company’s most recently filed Form 10-K and Forms 10-Q. This letter on behalf of the Company responds to each of the comments set forth in your letter.  For convenience of reference, we have included the comments set forth in your February 23, 2007 letter, and the Company’s response to each comment follows thereafter.

Form 10-K, filed March 31, 2006

Notes to the Consolidated Financial Statements

Note 9. Interest Rate Swap Agreement, page F-26

1.

We note your response to comment one from our letter dated December 28, 2006 in which you state that you have applied the shortcut method of accounting for the hedge of your trust preferred securities. Your disclosure in Note 8 states you have the option to defer quarterly distributions for up to five years. We note that the shortcut method as prescribed in paragraph 68 of SFAS 133 is only permissible for call and put options that are mirrored in the corresponding hedges, and not for interest deferral options. Therefore these hedges do not meet

Securities and Exchange Commission

March 9, 2007

the requirements of paragraph 68(b) of SFAS 133. Revise your financial statements to reflect the accounting for these swaps without hedge accounting from inception or provide us with your SAB 99 analysis which supports no hedge accounting for these transactions would not be material to your financial statements.

Response: Upon further review and analysis the Company concurs with the Staff’s interpretation of SFAS 133 paragraph 68(b) regarding the application of the shortcut method of accounting only being permissible in cases where all of the relevant terms of the hedged instrument are mirrored in the corresponding hedge. The interest payment deferral option in the Company’s trust preferred securities was not mirrored in the interest rate swap, and shortcut accounting is only permitted for put and call options that are mirrored in the hedged item and the swap, therefore it does not meet all the requirements of paragraph 68. Accordingly, the Company will remove hedge accounting from its prior financial statements and make the appropriate adjustment in its December 31, 2006 financials, which have not yet been filed.

The Company has conducted an evaluation of the impact of this misstatement and has concluded the impact of this adjustment to be immaterial, as discussed in the following SAB 99 analysis:

Regarding the concept of determining materiality the following was stated in Statement of Financial Accounting Concepts No. 2., and incorporated in Staff Accounting Bulletin 99 “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person, relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

The Company has conducted an analysis of the materiality of the impact of the removal of hedge accounting from its financial statements for 2004 and 2005 in accordance with SAB 99 and has concluded that the impact to the financial statements is not material. In conducting this analysis, the Company evaluated the materiality as well as the trend of the misstatements on a number of the Company’s key financial measures. These key measures have been identified as net interest income, net interest margin, net income before taxes, income taxes, net income, basic and diluted earnings per share, and are quantified in the following table for the financial statements for the twelve month periods ending December 31, 2004 and 2005:

Securities and Exchange Commission

March 9, 2007

	For the Twelve Months ended December 31, 2005		For the Twelve Months ended December 31, 2004
As Presented:		% Change		% Change
Net Interest Income	$ 14,389,066		$ 12,971,996

Net Interest Margin (% FTE)	4.20%		4.05%

Unrealized Gain on Interest Rate Swap Agreement, reported in Accumulative Other Comprehensive Income

	$ 126,255		$ 39,611

Income before income taxes	$ 6,234,072		$ 5,420,675
Income taxes	1,357,232		1,056,351
Net income	$ 4,876,840		$ 4,364,324

EPS: Basic	$ 2.04		$ 1.85
Diluted	$ 2.01		$ 1.82

After Removal of Hedge Accounting:
To reflect the gain on the Interest Rate Swap Agreement in Statements of Income and remove the effect of the Swap cash flows from Interest Expense
Net Interest Income	$ 14,402,233	0.09%	$ 13,078,482	0.82%

Net Interest Margin (% FTE)	4.20%	0.00%	4.08%	0.74%

Income before income taxes	$ 6,360,327	2.03%	$ 5,460,286	0.73%
Income taxes	1,400,169	3.16%	1,069,819	1.27%
Net income	$ 4,960,158	1.71%	$ 4,390,467	0.60%

EPS: Basic	$ 2.07	1.22%	$ 1.86	0.60%
Diluted	$ 2.04	1.71%	$ 1.83	0.32%

In addition, the Company conducted a qualitative review of materiality in accordance with SAB 99 which further supports the determination of immateriality of the misstatement.

a)

Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. – The fair value of the interest rate swap was estimated by means of an analysis by a third party. There is some degree of imprecision in such estimates of fair value, however the misstatement arose due to an interpretation of accounting guidance and not an erroneous calculation.

b)

Whether the misstatement masks a change in earnings or other trends – the Company does not believe this misstatement masks any change in earnings trends because the relationship from 2004 to 2005 has not been changed.

Securities and Exchange Commission

March 9, 2007

c)

Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise – the Company does not believe the misstatements hide a failure to meet the analysts earnings expectations. Any impact from the change in valuation would likely be discounted by the analyst that covers our Company.

d)

Whether the misstatement changes a loss into income or visa versa – the misstatements are not large enough to change any period’s net income into a net loss.

e)

Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability – the Company is not yet required to present its results by segment reporting, therefore the misstatement has no segment impact.

f)

Whether the misstatement affects the registrant’s compliance with regulatory requirements – the misstatement has no impact on the Company’s compliance with regulations.

g)

Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements – the misstatement did not affect any of the Company’s loan or other contractual covenants or requirements.

h)

Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – the Company does not have an incentive compensation arrangement with any of its executives, therefore the misstatement would not effect compensation.

i)

Whether the misstatement involves the concealment of an unlawful transaction – the misstatements do not involve any unlawful transactions, and arose due to an interpretation of accounting guidance in SFAS 133, there was no intentional misapplication of GAAP.

The Company’s conclusion following its SAB 99 analysis is that the misstatements are not material to the Company’s consolidated financial statements. Accordingly, we do not believe there is a need to restate previously filed financial statements. In accordance with SAB 108, the correction of “…prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements.” In addition to the 2004 and 2005 annual impact of the adjustments as shown in the table above, the cumulative impact of both adjustments when combined with the December 31, 2006 adjustment of $(23,962) was also analyzed, and the Company’s conclusion was that the cumulative effect is also immaterial. The cumulative impact of these adjustments will be reflected in the December 31, 2006 Form 10-K to be filed by March 31, 2007, accordingly, prior periods will be adjusted as required for purposes of comparability with future periods in all future filings as applicable.

Securities and Exchange Commission

March 9, 2007

Form 10-Q, for the period ended September 30, 2006

Notes to the Consolidated Financial Statements

Note 2. Securities, page 11

2. We note your response to comment two from our letter dated December 28, 2006. Please address the following:

•

tell us if you have sold any of the securities included within your “bank eligible preferred and equities” subcategory in any of the periods presented in your filing. If so, tell us how this impacts your assertion that you have the ability and intent to hold these securities.

•

you state that you evaluate on a quarterly basis the nature and extent of an unrealized loss based on the probability of recovery. Please provide us with your analysis which includes the forecasted period and probability considerations you relied upon to conclude that these securities were not other than temporarily impaired as of each of the periods presented in your filing; and

•

Tell us the fair values and unrealized losses for these securities as of December 31, 2006, similar to that included in Appendix A of your response letter

Response: 1. The Company has never sold any of the bank eligible preferred stock held by the Company’s principal subsidiary, Central Virginia Bank, and classified within the subcategory “bank eligible preferred and equities” within the consolidated financial statements. As previously stated, the Bank is a long term holder, has the current intent and ability to hold these securities for up to fifteen years, and these securities were purchased principally for their yield.

The Company, the parent company of Central Virginia Bank, has its own separate investment securities, and has other equity and preferred securities appropriately classified within the consolidated subcategory “bank eligible preferred and equities”. The parent company has a distinctly different investment philosophy than its subsidiary, Central Virginia Bank. The parent company is a shorter term investor, and deploys its excess cash in marketable equity and preferred securities to maximize both yield and return capital gains. The securities were purchased by the parent company from time to time with its excess cash and held in its investment portfolio until cash was needed. The securities were then sold periodically to generate cash in order to fund the payment of common stock dividends to shareholders. All securities that were sold had a fair value greater than the Company’s cost basis when they were sold.   The transactions within this portfolio bear no relationship with the bank and have no impact on the assertion that the Bank (thus, the Company) has the intent and ability to hold the impaired preferred stock in the Bank’s portfolio. The sales transactions are detailed in Appendix 1 attached hereto.

Securities and Exchange Commission

March 9, 2007

2. The quarterly process followed by the Company to ascertain if the unrealized loss on the bank eligible preferred securities was “other than temporary” was an evaluation of facts and circumstances as follows:

a)

The GSE securities are set up in a “portfolio” on the Bloomberg System, detailing the book cost basis, current market value, and the unrealized gain or loss for each individual security, as well as totals for all. This portfolio is reviewed several times every week.

b)

A review of the current yield curve and further review of the US Government security forward curve, and the historical 5, 10, and 30 year constant maturity treasury rates.

c)

Were there any events or changes in circumstances that may have had a significant adverse effect on the fair value of the securities? This is reviewed weekly through the current news function for both GSE issuers.

d)

Was there a significant deterioration in the issuer’s overall credit rating (which is checked monthly on Bloomberg), earnings performance, asset quality, or business prospects?

e)

Does the Company still have the intent and ability to hold these securities for a reasonable time until there is a recovery of their fair value?

f)

What are the Company’s future cash flow requirements; is there sufficient available liquidity from other sources to meet operating demands?

g)

What is the extent of the unrealized loss in relation to the book value of the security?

h)

How many months has the security been in a continuous unrealized loss position, and is this an unreasonable amount of time?

i)

Is the principal factor affecting these securities’ fair value something other than the relationship between the securities’ fixed interest rates and the general current levels of market rates?

j)

Is there doubt as to the probability of the issuer having the ability to continue to pay the stipulated periodic dividend?

k)

Was there a significant adverse change in the general market conditions of the area or industry in which the issuer operates?

l)

Was there a significant adverse change in the regulatory, economic or technological environment of the issuer?

m)

Are there any significant concerns about the issuer’s ability to continue as a going concern?

The Company’s quarterly review of, and its discussions with its independent public accounting firm regarding, its other than temporarily impaired analysis and determinations was

Securities and Exchange Commission

March 9, 2007

not formally documented, as the overwhelming majority of the conditions to be evaluated as contributors to the assessment have been essentially stable. However, all future quarterly reviews will be formally documented and retained.  The primary relevant factor was the status of current market interest rates as compared to the fixed coupon rate of the securities. In conducting this analysis, the Company asks, does the overall evidence indicate that the Company can recover substantially all of its cost basis of the securities within a reasonable period of time? The Company’s conclusion was “yes, this is probable”, as it is not uncommon for interest rates to fluctuate 300 to 400 basis points up or down, certainly within a five to ten year time horizon.   Given the propensity for such rate shifts in the future, the fair value impairment was, and is still,  considered temporary in nature.

These facts are supported and ratified by the extent of the fluctuation in the fair value versus book value (i.e. unrealized loss), which is summarized on the attached Appendix 2, and has ranged from a high of $(2,537,717) at June 30, 2006 to its current low as of March 6, 2007 of $(26,400), a total change of $2,511,317 the overwhelming majority of which is due to the current level of interest rates.

3. The fair market value of the securities as of December 31, 2006 is detailed in the attached Appendix 3. Please note that two of the securities will be removed from this schedule as of December 31, 2006, (FHLM 5.81% and FNMA 5.125%) as they no longer meet the twelve months in a continuous unrealized loss position. During the fourth quarter, there were several days where their fair value exceeded the Company’s cost basis. The aggregate unrealized losses as of December 31, 2006 for these securities in a continuous loss position for twelve months or more will total $814,350 an improvement of $449,058 over the September 30, 2006 unrealized losses of $1,263,408.

Further, as of March 6, 2007, there has been continued improvement in the fair value of these securities as shown in more detail in the attached Appendix 4. The net unrealized losses have declined to $26,400 representing an overall price decline of only 0.18%. The Company believes that the extent of the recovery of these securities clearly supports its conclusion, in prior periods, that the impairment of these securities was indeed temporary, and that it is most probable that the Company will be able to recover substantially all of its cost. Accordingly, the Company strongly believes that these securities should not be considered “other than temporarily impaired”.  If the Staff continues to have any questions or concerns regarding the Company’s determination, the Company and its independent public accounting firm and securities counsel, would be happy to arrange a telephone conference call or to come to Washington D.C. to discuss any such questions or concerns with you.

* * * * * * *

As requested, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

Securities and Exchange Commission

March 9, 2007

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (804) 403-2002.

Thank you for your assistance in this matter.

Yours truly,

/s/ Charles F. Catlett, III

Charles F. Catlett, III

Senior Vice President & Chief Financial Officer

Attachments:

Appendix 1,2,3,4

Appendix 1

Central Virginia Bankshares, Inc.
Central Virginia Bank
Schedule of Equities Sold by Parent Company in 2004, 2005, 2006

Sale #	Symbol	# Shares	Sales Price	Cost Basis	Gross	Commission	Net		Gain (Loss) on Sale
(1)	FNBP	1,000	26.6872	18.8679	26,687.20	382.99	26,304.21		7,436.31
	UBSH	1,000	29.2769	19.1813	29,276.90	402.46	28,874.44		9,693.14
	FULT	1,000	20.0500	8.2617	20,050.00	333.10	19,716.90		11,455.24
					76,014.10	1,118.55	74,895.55	(1)	28,584.69

(2)	FNBP	1,000	27.8000	18.8679	27,800.00	294.94	27,505.06		8,637.16
	FULT	2,000	22.0700	8.2617	44,140.00	398.14	43,741.86		27,218.54
	BSXT	1,000	28.2000	19.5000	28,200.00	297.19	27,902.81		8,402.81
	EVBS	1,000	23.8500	16.2000	23,850.00	272.64	23,577.36		7,377.36
	UBSH	1,000	36.7700	19.1813	36,770.00	332.89	36,437.11		17,255.81
	VFGI	1,500	33.6200	33.4000	50,430.00	403.12	50,026.88		(73.12)
					211,190.00	1,998.92	209,191.08	(2)	68,818.56

(3)	BSXT	1,000	30.0000	19.5000	30,000.00	6.26	29,993.74		10,493.74
	UBSH	800	37.1100	19.1813	29,688.00	511.38	29,176.62		13,831.58
	EVBS	1,000	22.1000	16.2000	22,100.00	456.09	21,643.91		5,443.91
	FREK	500	50.0000	44.4000	25,000.00	1.08	24,998.92		2,798.92
	SZH	3,000	26.8500	25.0000	80,550.00	3.40	80,546.60		5,546.60
	FNBP	650	27.0000	18.8679	17,550.00	398.53	17,151.47		4,887.34
					204,888.00	1,376.74	203,511.26	(3)	43,002.09

(4)	BSXT	800	30.1800	19.5000	24,144.00	455.90	23,688.10		8,088.10
	DDA	1,000	70.2700	56.7500	70,270.00	2.98	70,267.02		13,517.02
	DUKA	6,000	26.5800	25.0000	159,480.00	6.74	159,473.26		9,473.26
	EVBS	600	19.6100	16.2000	11,766.00	292.99	11,473.01		1,753.01
	FULT	1,061	17.2200	8.2617	18,270.42	447.25	17,823.17		9,057.55
					283,930.42	1,205.86	282,724.56	(4)	41,888.94

Month	Sale #	Net Sales Proceeds
January-04		0.00
February-04		0.00
March-04		0.00
April-04		0.00
May-04		0.00
June-04	(1)	74,895.55
July-04		0.00
August-04		0.00
September-04		0.00
October-04		0.00
November-04		0.00
December-04	(2)	209,191.08
January-05		0.00
February-05		0.00
March-05		0.00
April-05		0.00
May-05		0.00
June-05	(3)	203,511.26
July-05		0.00
August-05		0.00
September-05	(4)	282,724.56
October-05		0.00
November-05		0.00
December-05		0.00
January-06		0.00
February-06		0.00
March-06		0.00
April-06		0.00
May-06		0.00
June-06		0.00
July-06		0.00
August-06		0.00
September-06		0.00
October-06		0.00
November-06		0.00
December-06		0.00

Appendix 2

Central Virginia Bankshares, Inc.
Central Virginia Bank
Schedule of Agency Preferred Stocks held by Bank	4 Qtr 2005, 1Qtr 2006, 2Qtr 2006, 3Qtr 2006, March 6, 2007

		Date	First		Per Share		Number of		Unrealized losses
CUSIP	Description	Purchased	Call Date	Coupon	Par	Cost	Shares	Par	Dec-05	Mar-06	Jun-06	Gain (Loss) Sep-06	Gain (Loss) Dec-06	Gain(Loss) Mar 6,2007	% Gain (Loss)
313400731	FHLM PFD	Nov-03	31-Dec-06	5.700%	50.00	50.00	20,000	1,000,000	(70,047)	(147,000)	(131,716)	(49,081)	(50,000)	6,000	0.60%
313400772	FHLM PFD	Nov-03	31-Mar-11	5.810%	50.00	52.02	40,000	2,000,000	(21,147)	(92,000)	(282,751)	(80,177)	(73,751)	39,200	1.88%
313400855	FHLM PFD	Jan-03	28-Oct-06	5.100%	50.00	49.00	10,000	500,000	(60,000)	(54,500)	(90,000)	(54,000)	(30,000)	2,100	0.43%
313400855	FHLM PFD	Oct-02	28-Oct-06	5.100%	50.00	49.15	10,000	500,000	(61,500)	(56,000)	(91,500)	(55,500)	(31,500)	600	0.12%
313400863	FHLM PFD	Nov-98	28-Oct-06	5.000%	50.00	48.75	5,000	250,000	(26,750)	(30,500)	(45,750)	(27,500)	(16,250)	(3,350)	-1.37%
313400863	FHLM PFD	Jun-98	28-Oct-06	5.000%	50.00	49.75	10,000	500,000	(63,500)	(71,000)	(101,500)	(65,000)	(42,500)	(16,700)	-3.36%
313586828	FNMA PFD	Sep-03	25-Sep-08	5.500%	50.00	50.00	20,000	1,000,000	(49,000)	(57,800)	(144,000)	(44,600)	(45,400)	(3,000)	-0.30%
313586828	FNMA PFD	Sep-03	25-Sep-08	5.500%	50.00	50.00	40,000	2,000,000	(98,000)	(115,600)	(353,333)	(89,200)	(90,800)	(6,000)	-0.30%
313586836	FNMA PFD	Jul-03	10-Jun-08	4.750%	50.00	50.00	40,000	2,000,000	(367,200)	(343,000)	(435,000)	(209,900)	(299,600)	(110,000)	-5.50%
313586836	FNMA PFD	Jun-03	10-Jun-08	4.750%	50.00	48.50	25,000	1,250,000	(192,000)	(214,250)	(389,167)	(317,450)	(149,750)	(31,250)	-2.58%
313586844	FNMA PFD	Nov-03	29-Apr-08	5.125%	50.00	46.50	20,000	1,000,000	(46,400)	(60,000)	(96,000)	(47,000)	(36,800)	45,000	4.84%
313586844	FNMA PFD	Aug-03	29-Apr-08	5.125%	50.00	47.25	40,000	2,000,000	(122,800)	(120,000)	(222,000)	(124,000)	(103,600)	60,000	3.17%
313586877	FNMA PFD	Nov-02	31-Dec-07	5.375%	50.00	50.00	20,000	1,000,000	(76,000)	(92,000)	(155,000)	(100,000)	(32,000)	(9,000)	-0.90%
								15,000,000	(1,254,344)	(1,453,650)	(2,537,717)	(1,263,408)	(1,001,951)	(26,400)	-0.18%

Appendix 3

Central Virginia Bankshares, Inc.
Central Virginia Bank
Schedule of Agency Preferred Stocks held by Bank								4 Qtr 2005, 1Qtr 2006, 2Qtr 2006, 3Qtr 2006,4Qtr 2006

		Date	First		Per Share		Number of		Unrealized losses			30-Sep-06	31-Dec-06
CUSIP	Description	Purchased	Call Date	Coupon	Par	Cost	Shares	Par	Dec-05	Mar-06	Jun-06	Gain (Loss)	Months at loss	Price	Book Value	Market Value	Gain (Loss)	% Gain (Loss)
313400731	FHLM PFD	Nov-03	31-Dec-06	5.700%	50.00	50.00	20,000	1,000,000	(70,047)	(147,000)	(131,716)	(49,081)	37	47.50	1,000,000	950,000	(50,000)	-5.00%
313400772	FHLM PFD	Nov-03	31-Mar-11	5.810%	50.00	52.02	40,000	2,000,000	(21,147)	(92,000)	(282,751)	(80,177)	(1)	50.25	2,083,751	2,010,000	(73,751)	-3.54%
313400855	FHLM PFD	Jan-03	28-Oct-06	5.100%	50.00	49.00	10,000	500,000	(60,000)	(54,500)	(90,000)	(54,000)	33	46.00	490,000	460,000	(30,000)	-6.12%
313400855	FHLM PFD	Oct-02	28-Oct-06	5.100%	50.00	49.15	10,000	500,000	(61,500)	(56,000)	(91,500)	(55,500)	33	46.00	491,500	460,000	(31,500)	-6.41%
313400863	FHLM PFD	Nov-98	28-Oct-06	5.000%	50.00	48.75	5,000	250,000	(26,750)	(30,500)	(45,750)	(27,500)	33	45.50	243,750	227,500	(16,250)	-6.67%
313400863	FHLM PFD	Jun-98	28-Oct-06	5.000%	50.00	49.75	10,000	500,000	(63,500)	(71,000)	(101,500)	(65,000)	42	45.50	497,500	455,000	(42,500)	-8.54%
313586828	FNMA PFD	Sep-03	25-Sep-08	5.500%	50.00	50.00	20,000	1,000,000	(49,000)	(57,800)	(144,000)	(44,600)	33	47.73	1,000,000	954,600	(45,400)	-4.54%
313586828	FNMA PFD	Sep-03	25-Sep-08	5.500%	50.00	50.00	40,000	2,000,000	(98,000)	(115,600)	(353,333)	(89,200)	33	47.73	2,000,000	1,909,200	(90,800)	-4.54%
313586836	FNMA PFD	Jul-03	10-Jun-08	4.750%	50.00	50.00	40,000	2,000,000	(367,200)	(343,000)	(435,000)	(209,900)	41	42.51	2,000,000	1,700,400	(299,600)	-14.98%
313586836	FNMA PFD	Jun-03	10-Jun-08	4.750%	50.00	48.50	25,000	1,250,000	(192,000)	(214,250)	(389,167)	(317,450)	42	42.51	1,212,500	1,062,750	(149,750)	-12.35%
313586844	FNMA PFD	Nov-03	29-Apr-08	5.125%	50.00	46.50	20,000	1,000,000	(46,400)	(60,000)	(96,000)	(47,000)	(1)	44.66	930,000	893,200	(36,800)	-3.96%
313586844	FNMA PFD	Aug-03	29-Apr-08	5.125%	50.00	47.25	40,000	2,000,000	(122,800)	(120,000)	(222,000)	(124,000)	32	44.66	1,890,000	1,786,400	(103,600)	-5.48%
313586877	FNMA PFD	Nov-02	31-Dec-07	5.375%	50.00	50.00	20,000	1,000,000	(76,000)	(92,000)	(155,000)	(100,000)	32	48.40	1,000,000	968,000	(32,000)	-3.20%
								15,000,000	(1,254,344)	(1,453,650)	(2,537,717)	(1,263,408)			14,839,001	13,837,050	(1,001,951)	-6.75%

Appendix 4

Central Virginia Bankshares, Inc.
Central Virginia Bank
Schedule of Agency Preferred Stocks held by Bank	4 Qtr 2005, 1Qtr 2006, 2Qtr 2006, 3Qtr 2006, March 6, 2007

		Date	First		Per Share		Number of		Unrealized losses			30-Sep-06	31-Dec-06	6-Mar-07
CUSIP	Description	Purchased	Call Date	Coupon	Par	Cost	Shares	Par	Dec-05	Mar-06	Jun-06	Gain (Loss)	Gain (Loss)	Months at loss	Price	Book Value	Market Value	Gain (Loss)	% Gain (Loss)
313400731	FHLM PFD	Nov-03	31-Dec-06	5.700%	50.00	50.00	20,000	1,000,000	(70,047)	(147,000)	(131,716)	(49,081)	(50,000)	(1)	50.30	1,000,000	1,006,000	6,000	0.60%
313400772	FHLM PFD	Nov-03	31-Mar-11	5.810%	50.00	52.02	40,000	2,000,000	(21,147)	(92,000)	(282,751)	(80,177)	(73,751)	(1)	53.00	2,080,800	2,120,000	39,200	1.88%
313400855	FHLM PFD	Jan-03	28-Oct-06	5.100%	50.00	49.00	10,000	500,000	(60,000)	(54,500)	(90,000)	(54,000)	(30,000)	(1)	49.21	490,000	492,100	2,100	0.43%
313400855	FHLM PFD	Oct-02	28-Oct-06	5.100%	50.00	49.15	10,000	500,000	(61,500)	(56,000)	(91,500)	(55,500)	(31,500)	(1)	49.21	491,500	492,100	600	0.12%
313400863	FHLM PFD	Nov-98	28-Oct-06	5.000%	50.00	48.75	5,000	250,000	(26,750)	(30,500)	(45,750)	(27,500)	(16,250)	36	48.08	243,750	240,400	(3,350)	-1.37%
313400863	FHLM PFD	Jun-98	28-Oct-06	5.000%	50.00	49.75	10,000	500,000	(63,500)	(71,000)	(101,500)	(65,000)	(42,500)	45	48.08	497,500	480,800	(16,700)	-3.36%
313586828	FNMA PFD	Sep-03	25-Sep-08	5.500%	50.00	50.00	20,000	1,000,000	(49,000)	(57,800)	(144,000)	(44,600)	(45,400)	36	49.85	1,000,000	997,000	(3,000)	-0.30%
313586828	FNMA PFD	Sep-03	25-Sep-08	5.500%	50.00	50.00	40,000	2,000,000	(98,000)	(115,600)	(353,333)	(89,200)	(90,800)	36	49.85	2,000,000	1,994,000	(6,000)	-0.30%
313586836	FNMA PFD	Jul-03	10-Jun-08	4.750%	50.00	50.00	40,000	2,000,000	(367,200)	(343,000)	(435,000)	(209,900)	(299,600)	44	47.25	2,000,000	1,890,000	(110,000)	-5.50%
313586836	FNMA PFD	Jun-03	10-Jun-08	4.750%	50.00	48.50	25,000	1,250,000	(192,000)	(214,250)	(389,167)	(317,450)	(149,750)	45	47.25	1,212,500	1,181,250	(31,250)	-2.58%
313586844	FNMA PFD	Nov-03	29-Apr-08	5.125%	50.00	46.50	20,000	1,000,000	(46,400)	(60,000)	(96,000)	(47,000)	(36,800)	(1)	48.75	930,000	975,000	45,000	4.84%
313586844	FNMA PFD	Aug-03	29-Apr-08	5.125%	50.00	47.25	40,000	2,000,000	(122,800)	(120,000)	(222,000)	(124,000)	(103,600)	(1)	48.75	1,890,000	1,950,000	60,000	3.17%
313586877	FNMA PFD	Nov-02	31-Dec-07	5.375%	50.00	50.00	20,000	1,000,000	(76,000)	(92,000)	(155,000)	(100,000)	(32,000)	35	49.55	1,000,000	991,000	(9,000)	-0.90%
								15,000,000	(1,254,344)	(1,453,650)	(2,537,717)	(1,263,408)	(1,001,951)			14,836,082	14,809,650	(26,400)	-0.18%

(1)	The security's fair value (Market Price) has, during the quarter, risen above the Company's book value; therefore it no longer is listed as in an unrealized loss position for twelve consecutive months.